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As filed with the Securities and Exchange Commission on July 2, 2018.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

RUBIUS THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	46-2688109 (I.R.S. Employer Identification Number)

325 Vassar Street, Suite 1A
Cambridge, MA 02139
(617) 679-9600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Pablo J. Cagnoni, Chief Executive Officer
325 Vassar Street, Suite 1A
Cambridge, MA 02139
(617) 679-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stuart M. Cable, Esq. Arthur R. McGivern, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Torben Straight Nissen Andrew Oh Rubius Therapeutics, Inc. 325 Vassar Street, Suite 1A Cambridge, MA 02139 (617) 679-9600	Peter N. Handrinos, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

The sole purpose of this Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-225840) of Rubius Therapeutics, Inc. is to amend the exhibit index and to submit exhibits 4.1, 10.5, 10.6, 10.7, 10.8 and 10.9. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II, including the signature page and the exhibit index, and the exhibits filed herewith. This Amendment No. 1 does not contain a copy of the prospectus that was included in the Registration Statement on Form S-1 and is not intended to amend or delete any part of the prospectus.

Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates, except the SEC registration fee and FINRA filing fee.

Amount to be paid

SEC registration fee		$24,900
FINRA filing fee		30,500
Nasdaq Global Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accountant's fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*      To be completed by amendment.

Item 14.    Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys' fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and bylaws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•
any breach of the director's duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws provide that:

•
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•
we will advance reasonable expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys' fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person's services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or officer's services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15.    Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a)   Issuances of capital stock

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

On January 28, 2016, we issued and sold to an accredited investor an aggregate of 366,667 shares of our common stock in connection with the WIBR License.

From January 2017 to May 2017, we issued and sold an aggregate of 6,627,014 shares of our restricted common stock to certain of our directors and officers at prices per share ranging from $0.18 to $1.65 for aggregate consideration of $2,851,133.

In October 2017, we issued 213,439 shares of common stock to our chairman as payment of a one-time bonus of $612,570, which was payable, at his election, in cash or shares of common stock.

In the second and third closing of sales of our Series A preferred stock in July 2016 and December 2016, we issued and sold an aggregate of 19,083,333 shares of Series A preferred stock at a price per share of $0.60 for aggregate cash consideration of approximately $11.4 million.

In June 2017, we issued and sold an aggregate of 14,362,344 Series B preferred shares at a price per share of $8.39 for aggregate cash consideration of approximately $120.5 million.

In February 2018, we issued and sold an aggregate of 7,912,432 Series C preferred shares at a price per share of $12.79 for aggregate cash consideration of approximately $101.2 million.

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)   Grants and exercises of stock options

We have granted stock options to purchase an aggregate of 12,813,103 shares of our common stock, with exercise prices ranging from $0.15 to $12.98 per share, to employees, directors and consultants pursuant to the 2014 Plan. Since June 22, 2015, 1,694,259 shares of common stock have been issued upon the exercise of stock options pursuant to the 2014 Plan, including 1,400,000 shares issued pursuant to an early exercise resulting in the issuance of restricted common stock.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

(c)   Warrants to purchase capital stock

On November 20, 2015, we issued a warrant to purchase up to 133,333 shares of Series A preferred stock, which was amended and restated on May 19, 2017. On May 19, 2017, we issued a warrant to purchase shares of Series B preferred stock, which was amended and restated on September 13, 2017 as a warrant to purchase up to 2,234 shares of Series B preferred stock.

Item 16.    Exhibits and financial statement schedules.

(a)
Exhibits

Exhibit number		Description

1.1	**	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon completion of this offering.

3.3	*	Bylaws of Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the effectiveness of this registration statement.

4.1		Specimen Common Stock Certificate.

4.2	*	Second Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, dated February 23, 2018.

4.3	*	Amended and Restated Warrant to Purchase Stock, dated May 19, 2017, issued by the Registrant to PacWest Bancorp.

4.4	*	Amended and Restated Second Warrant to Purchase Stock, dated September 13, 2017, issued by the Registrant to PacWest Bancorp.

5.1	**	Opinion of Goodwin Procter LLP.

10.1	#*	Amended and Restated 2014 Stock Incentive Plan, and form of award agreements thereunder.

10.2	**#	2018 Stock Option and Incentive Plan, and form of award agreements thereunder.

10.3	**#	2018 Employee Stock Purchase Plan.

10.4	*#	Senior Executive Cash Incentive Bonus Plan.

10.5	#	Non-Employee Director Compensation Policy.

10.6	#	Form of Employment Agreement between the Registrant and Pablo J. Cagnoni, M.D., to be in effect upon the effectiveness of this registration statement.

10.7	#	Form of Employment Agreement between the Registrant and Torben Straight Nissen, Ph.D., to be in effect upon the effectiveness of this registration statement.

10.8	#	Form of Employment Agreement between the Registrant and Andrew M. Oh, to be in effect upon the effectiveness of this registration statement.

10.9	#	Form of Employment Agreement between the Registrant and Christopher L. Carpenter, M.D., Ph.D., to be in effect upon the effectiveness of this registration statement.

10.10	*#	Second Amended and Restated Chairman Agreement between the Registrant and David R. Epstein.

10.11	*†	Lease Agreement between the Registrant and ARE-MA Region No. 58 LLC, dated January 18, 2018.

10.12	*	Loan and Security Agreement between the Registrant and Pacific Western Bank, dated November 20, 2015, as amended to date.

Exhibit number		Description

10.13	*†	Exclusive Patent License Agreement between the Registrant and the Whitehead Institute for Biomedical Research, dated January 28, 2016, as amended to date.

10.14	*#	Form of Indemnification Agreement between the Registrant and each of its directors.

10.15	*#	Form of Indemnification Agreement between the Registrant and each of its executive officers.

21	*	List of Subsidiaries of Registrant.

23.1	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	**	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24	*	Power of Attorney.

*      Previously filed.

**     To be filed by amendment.

†      Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

#      Indicates a management contract or any compensatory plan, contract or arrangement.

(b)
Financial statements schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)    The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts, on the 2nd day of July, 2018.

RUBIUS THERAPEUTICS, INC.
By:	/s/ PABLO J. CAGNONI Pablo J. Cagnoni, M.D. Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/s/ PABLO J. CAGNONI Pablo J. Cagnoni, M.D.	Chief Executive Officer, Director (Principal Executive Officer)	July 2, 2018
* David R. Epstein	Chairman, Director	July 2, 2018
* Torben Straight Nissen, Ph.D.	President, Director	July 2, 2018
/s/ ANDREW M. OH Andrew M. Oh	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 2, 2018
* Noubar B. Afeyan, Ph.D.	Director	July 2, 2018
* Francis Cuss, M.B., B.Chir., FRCP	Director	July 2, 2018

Name		Title	Date

* Robert S. Langer, Sc.D.		Director	July 2, 2018
* Roger Pomerantz, M.D.		Director	July 2, 2018
* Michael Rosenblatt, M.D.		Director	July 2, 2018
* Catherine A. Sohn, Pharm.D.		Director	July 2, 2018
* Jonathan R. Symonds, CBE		Director	July 2, 2018
*By:	/s/ PABLO J. CAGNONI Pablo J. Cagnoni	Attorney-in-fact	July 2, 2018

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Explanatory Note
  Item 13. Other expenses of issuance and distribution.
  Item 14. Indemnification of directors and officers.
  Item 15. Recent sales of unregistered securities.
  Item 16. Exhibits and financial statement schedules.
  Item 17. Undertakings.
  Signatures